

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
757 Third Avenue, 27th Floor
New York, NY 10017

       Re: Staffing 360 Solutions, Inc.
            Registration Statement on Form S-1
            Filed July 15, 2022
            File No. 333-266162

Dear Mr. Flood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services

cc: Rick Werner